SANYO Electric Co., Ltd.
5-5, Keihan-Hondori 2-Chome,
Moriguchi City, Osaka 570-8677, Japan.
TLX:SANYO J63353, J63363
FAX:06-6991-5411, PHONE:06-6991-1181


05005783


SEC MAIL PROCESSING
RECEIVED
FEB 14 2005
WASH. D.C. 213 SECTION

February 4, 2005

To : Securities and Exchange Commission
Office of International Corporate Finance

82-264

NOTIFICATION OF DELIVERY OF DOCUMENTS

We will forward to you the following documents as per the list below.
Please feel free to contact us if you need further information.

SUPPL

NOTE

	Title of document	Copies
*	The Brief Statements of The Business Results for The Third quarter ended December 31, 2004	1

PROCESSED
FEB 16 2005
THOMSON
FINANCIAL

SANYO ELECTRIC CO., LTD.

Takao Okazaki

TAKAO OKAZAKI
GENERAL MANAGER,
ACCOUNTING UNIT

2/16

Z-015

(English Translation)

The Brief Statements of The Business Results for The Third quarter ended December 31, 2004

SANYO Electric Co., Ltd.

[1] Consolidated Results

(1) Business Results for The Third quarter ended December 31, 2004 and 2003

	Millions of Yen		
	2004	2003	Change (%)
Net sales	¥ 620,646	¥ 653,443	-5.0
Operating income	10,357	29,093	-64.4
Income before income taxes and minority interests	-11,897	18,126	-
Net income	-17,617	9,867	-
	Yen		
Net income per share : Basic	¥ -9.50	¥ 5.32	

(2) Financial Condition as of December 31, 2004 and the end of 2003 Fiscal Year

	Millions of Yen	
	2004	2003
Total assets	¥ 2,716,246	¥ 2,740,663
Stockholders' equity	471,476	456,913
Stockholders' equity as a % of total assets	17.4 %	16.7 %